May 6, 2009

VIA EDGAR AND FACSIMILE

Ms. Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

RE:	Healthways, Inc.
Form 10-K for the fiscal year ended August 31, 2008
Form 10-Q for the fiscal quarter ended November 30, 2008
Form 10-QT for the transition period ended December 31, 2008

Dear Ms Jenkins:

The following is a response to your comment letter of April 8, 2009 relating to Healthways, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2008, Form 10-Q for the fiscal quarter ended November 30, 2008, and Form 10-Q for the transition period ended December 31, 2008.

Form 10-K for the Fiscal Year Ended August 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 26

Share-Based Compensation, Page 29

1.

We note your disclosure on pages 56-57 that during fiscal 2007 and 2006, you based expected volatility on both historical volatility and implied volatility from traded options on the Company’s stock, and during fiscal 2008, you based expected volatility on historical volatility due to low volume of traded options on your stock. Please quantify the change in volume of traded options on your stock in fiscal year 2008 in comparison to fiscal years 2006 and 2007, and tell us how you considered SAB Topic 14:D.1 and paragraph A34 of SFAS 123R in establishing a process for estimating expected volatility.

Please also provide us with your analysis of the specific sensitivity to this change, including a quantitative and qualitative discussion of the impact this change had on your expected volatility assumption and share based compensation expense. Please refer to SEC Release No. 33-8350.

Response to Comment 1:

Our process for gathering and reviewing available information in order to estimate expected volatility has been applied consistently each year. Consistent with paragraph A34 of SFAS 123R, we begin with our historical volatility and consider the extent to which currently available information, such as implied volatility, indicates that future volatility might differ from historical volatility. When evaluating whether and to what extent we should rely on implied volatility, we consider the following factors discussed in SAB Topic 14.D.1:

•	the volume of market activity of the underlying shares and traded options;
•	the ability to synchronize the variables used to derive implied volatility;
•	the similarity of the exercise prices of the traded options to the exercise price of the related employee share options; and
•	the similarity of the length of the term of the traded and employee share options.

The majority of our stock option grants are made to eligible employees on an annual basis, typically during the first fiscal quarter. During fiscal 2008, the annual award date was October 8, 2007. The table below presents the volume of traded options on our stock for September 2007 (the month preceding the grant) as well as the comparable volumes for September 2006 and 2005. These volumes only include traded options with a maturity of six months or greater (consistent with Topic 14.D.1) and an average exercise price within 20% of the exercise price of the related employee stock option. Each contract represents 100 shares of Healthways stock and includes maturities ranging from six to eight months.

Date	Fiscal year	# of contracts
September 2005	FY 2006	104
September 2006	FY 2007	101
September 2007	FY 2008	17

Based on our evaluation of the aforementioned factors discussed in SAB Topic 14.D.1, for fiscal 2006 and 2007 we concluded it was appropriate to place some reliance on implied volatility in our estimate of expected volatility. However, because the traded options had a term of less than one year, based on SAB Topic 14:D.1 we did not believe it was appropriate to place exclusive reliance on implied volatility.

In our process of gathering and reviewing information to estimate volatility to be applied in valuing our October 2007 annual grant, we noted declining volume on our traded options. As noted in SAB Topic 14.D.1, “The staff believes companies that have appropriate traded financial instruments from which they can derive an implied volatility should generally consider this measure...a company with actively traded options or other financial instruments with embedded options generally could place greater (or even exclusive) reliance on implied volatility.” Accordingly, we determined that we did not have an appropriate level of traded options from which we could derive an implied volatility and that historical volatility was the best estimate of future volatility.

Using historical volatility, the expected volatility assumption for the annual award on October 8, 2007 was 37.7%. If we had used a combination of historical and implied volatility, our expected volatility rate assumption would have been 35.9%, and our share-based compensation expense for fiscal 2008 would have been reduced by approximately $0.1 million. We did not consider this a material change to be discussed further in MD&A.

Contractual Obligations, page 36

2.

We note a difference of $71.7 million between the total contractual long-term debt cash obligations of $418.7 million and the minimum annual principal payments and repayments of the revolving advances of $347.0 million, as presented in the table on page 54. Please clarify to what this difference relates.

Response to Comment 2:

The contractual long-term debt obligations on page 36 of $418.7 million include estimated interest payments on long-term debt of $71.7 million. Per Item 303(a)(5) of Regulation S-K, we believe that since interest payments represent future payment obligations under long-term borrowings, they should be included in the contractual obligations table. The inclusion of interest is currently described in a footnote to the contractual obligations table. In future filings, we will quantify in this footnote the amount of interest payments that are included in the table.

Note 1. Summary of Significant Accounting Policies, page 45

i. Revenue Recognition, page 47

3.

We note your disclosure that you may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation. Please tell us if you only provide contractual reserves at contract reconciliation, and if so, why you believe such reserves are only required then and not prior to such reconciliation (i.e., during the contract life).

Response to Comment 3:

If warranted, we do provide contractual allowances during the term of a contract, not just at final reconciliation. Beginning with our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, we will clarify this disclosure as follows: “We may also provide contractual allowances for billing adjustments (such as data reconciliation differences) as appropriate.”

Note 4. Intangible Assets, page 50

4.

We note that intangible assets subject to amortization are being amortized over estimated useful lives ranging from three to 25 years. We further note on page 49 of your form 10-K for the Fiscal Year Ended August 31, 2007 that the intangible assets are being amortized over estimated useful lives ranging from one to 14 years. Please tell us how you considered paragraph 22 of SFAS 154 in disclosing any change in estimate with regards to the estimated useful lives.

Response to Comment 4:

The change in the estimated useful lives of our intangible assets from a range of one to 14 years at August 31, 2007 to a range of three to 25 years at August 31, 2008 was not due to a change in estimate. Rather, during fiscal 2008 certain of our intangible assets became fully amortized while others were newly acquired, which resulted in the change in the disclosed range of useful lives.

Item 15. Exhibits, Financial Statement Schedules, page 67

5.

We note your statement that you have omitted all Financial Statement schedules because they are not required under the instructions to the applicable accounting regulations of the Securities and Exchange Commission or the information to be set forth therein is included in the financial statements or in the notes thereto. Please tell us the amount of your contractual reserves, contractual allowances, and allowance for doubtful accounts as of August 31, 2008 and 2007. In addition, tell us why you believe the changes in your contractual adjustments (i.e. reserves and allowances) and allowance for doubtful accounts are not required or where they have been included in your financial statement, as applicable. Last, tell us how you considered the guidance in SEC Release 33-8350 in determining whether to provide discussion and analysis in your MD&A that addresses material implications of your judgments and uncertainties associated with the methods, assumptions, and estimates underlying the contractual reserves, contractual allowances, and allowance for doubtful accounts. Please refer to Rule 12-09 of Regulation S-X.

Response to Comment 5:

The amounts of our contractual reserves/allowances and allowance for doubtful accounts at August 31, 2008 and 2007 are shown below. We do not consider the balances or the change in the balances to be material for disclosure in the financial statements. As such, we believe the impact of these allowances on our operating performance is not considered material for discussion and analysis in MD&A.

Description	Balance at August 31, 2007	Balance at August 31, 2008
Contractual allowances	$1,167,224	$2,153,936
Allowance for doubtful accounts	$856,575	$539,675

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Form 10-QT for the Transition Period Ended December 31, 2008

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

6.

We note in the above two forms that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures “effectively and timely provide them with material information relating to the company and its consolidated subsidiaries required to be disclosed in the reports the Company files or submits under the Exchange Act.” However, it is unclear whether you have concluded that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specific in the Commission’s rules and forms, and that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decision regarding required disclosure. Please revise in future filings to clarify that your officers concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e), are effective or not effective, as applicable.

Response to Comment 6:

As of December 31, 2008 and November 30, 2008, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, were effective.

Beginning with our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, we will state whether our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) of the

Securities Exchange Act of 1934, were effective or not effective, as applicable, as of the end of the period covered by such report.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 614-4486 or by facsimile at (615) 778-0486.

Sincerely yours,

/s/ Mary A. Chaput

Mary A. Chaput

Chief Financial Officer

cc:	John T. Archfield, Jr. (via facsimile)
James H. Cheek, III